Exhibit 15.2

1810 Chapel Avenue West Cherry Hill, NJ 08002 (856) 661-1900 Fax: (856) 661-1919 www.flastergreenberg.com
ATTORNEYS AT LAW • A PROFESSIONAL CORPORATION

Markley S. Roderick, Esquire

Admitted in New Jersey & Pennsylvania

Direct Dial: (856) 661-2265

Email: mark.roderick@flastergreenberg.com

December 3, 2019

Filed Via EDGAR with Copy by Email

Division of Corporation Finance

Office of Real Estate and Construction

Securities and Exchange Commission

Washington, D.C. 20549

Re:	AHP Servicing, LLC (“AHP” or the “Company”)
Post-Qualification Amendment No. 1 to Offering Statement Qualified
on November 5, 2018
Your File No. 024-10899

Gentlemen and Ladies:

This is in response to your letter of November 26, 2019. We have copied below the comments from your letter and provided our response below each comment. Also enclosed are clean and blacklined versions of the Offering Circular.

All documents (but not the blacklined versions) have also been filed through EDGAR.

Your Comment #1 - General

We note your response to comment 1. If Jeremiah Kaye serves as your chief financial officer and principal accounting officer, please so identify him in the document.

Our Response:

We now understand the confusion. The title of Mr. Kaye in the Company is “Vice President for Accounting and Finance,” as described in the Offering Circular. He performs the functions that are typically performed by a “Chief Financial Officer” and “Principal Accounting Officer,” but the Company chose not to use those titles. We have added language making this clear. Accordingly, we believe the Offering Circular is accurate and properly signed.

Your Comment #2 – General

Please revise to clarify the source of the loans to be purchased. To the extent loans are identified please revise to provide operating data.

Our Response:

We have added a section to the Offering Circular captioned “Where We Buy Our Loans.”

Per your previous comments, information concerning the loans purchased to date has been included in the Management Discussion.

Your Comment #3 – Joint Venture Financing Model

We note your revised disclosure on page 17 and response to comment 2. Please revise to clarify the priority of distributions as they relate to the “compounded return of 10% per year” for the investors in this offering. Please also clarify the extent to which this Form 1-A is meant to cover issuances to an investor in the JV financing. We may have further comment.

Our Response:

We have added language clarifying the differences between the returns paid to a second investor in the joint venture financing model and the returns associated with the Series A Preferred Stock.

This Form 1-A is not intended to cover issuances to an investor in the JV financing. The relationship between the Company and the second investor might not involve the sale of a security.

* * *

Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,

Markley S. Roderick

Enclosures

cc: Jorge Newbery, CEO (sent via email with enclosures)

Ronald E. Alper, Staff Attorney (sent via email with enclosures)